Exhibit 99.1

news release

Encana’s second quarter results show company on track to meet 2013 guidance, new Chairman of the Board announced

For Immediate Release

Calgary, Alberta (July 24, 2013) TSX, NYSE: ECA

Encana Corporation’s solid operational performance in the second quarter resulted in a 69 percent year-over-year increase in oil and natural gas liquids (NGL) volumes with average production rising to approximately 47,600 barrels per day (bbls/d). Natural gas production volumes for the second quarter averaged approximately 2.8 billion cubic feet per day (Bcf/d).

The company reported net earnings of $730 million or $0.99 per share, $665 million in cash flow or $0.90 per share and $247 million in operating earnings or $0.34 per share during the second quarter of 2013. Year-to-date the company generated $299 million in net earnings or $0.41 per share, $1.2 billion in cash flow or $1.69 per share and $426 million in operating earnings or $0.58 per share.

“Our results over the first half of the year have us well-positioned to deliver on our guidance targets for 2013,” said Doug Suttles, Encana’s President & CEO, whose appointment was announced in June. “Our focus moving forward is to continue to exercise capital discipline while working to achieve ever greater efficiencies in how we run our business. We expect to see cost savings materialize throughout the rest of the year as a result of those efforts.”

Encana is expecting full-year capital investment to be in the lower part of its 2013 guidance range of $3.0 billion to $3.2 billion while cash flow is expected to be in the middle to higher end of the guidance range of $2.3 billion to $2.5 billion. The company maintained its strong liquidity position during the quarter with a period-end balance of about $2.9 billion in cash and cash equivalents, primarily due to net divestiture proceeds. Encana does not expect any significant changes to its capital spending plan for 2013. In addition, Encana increased its hedging position to 2,255 million cubic feet per day (MMcf/d) of expected July to December 2013 natural gas production at an average price of $4.37 per thousand cubic feet (Mcf). This enhanced hedge position represents approximately 75 percent of expected natural gas production for the rest of the year.

An internal strategy development team, composed of diverse skillsets and a broad range of experience, has recently been tasked with thoroughly evaluating the company’s assets, identifying Encana’s key strengths and capabilities, and quantifying its current performance and competitive positioning. This team reports directly to the President & CEO.

“My focus is on developing a strategy that will deliver sustainable growth in shareholder value during a period of modest commodity prices,” said Suttles. “That means we need to take the time to do this right and consider a range of alternatives. I fully expect this work will be completed this year and that 2014 will be the first year of implementing our new strategy.”

David P. O’Brien steps down as Board Chairman

After serving with distinction for more than 10 years, David P. O’Brien has stepped down as the Chairman of the Board of Directors and will remain a Director of Encana. One of the founders of Encana, Mr. O’Brien has held leadership roles with Encana or one of its predecessor companies for more than 20 years. As Chairman since 1990 and Interim CEO of PanCanadian Energy Corporation from October 2001 to April 2002, he oversaw its merger with Alberta Energy Company Ltd. to form Encana. He had previously served as Chairman, President & CEO of Canadian Pacific Limited (energy, hotels and transportation) from May 1996 to October 2001.

During his distinguished career, Mr. O’Brien has brought his in-depth acumen and expertise to a number of public company directorships including Enerplus Corporation, Molson Coors Brewing Company, Royal Bank of Canada and TransCanada Corporation. Among the numerous awards recognizing his contributions, Mr. O’Brien was appointed an

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Officer of the Order of Canada in 2008; named a Fellow of the Institute of Corporate Directors in 2005; and entered the Canadian Business Hall of Fame in 2004.

Clayton H. Woitas has been appointed Board Chairman, as well as Chair of the Nominating and Corporate Governance Committee and an ex-officio member of all other Board Committees. Peter Dea has assumed the role of Chair of the Corporate Responsibility, Environment, Health & Safety Committee, of which Mr. Woitas was previously the Chair. All members of Encana’s Board Committees are considered independent.

“On behalf of the Board of Directors, I would like to extend my sincere thanks to Mr. O’Brien for his many contributions to Encana, including his pivotal role in the formation of our company back in 2002 through the merger of Alberta Energy Company Ltd. and PanCanadian Energy Corporation,” said Mr. Woitas. “Mr. O’Brien has had an exemplary career marked by many accomplishments and dedicated community service, and Encana has benefited greatly from his expertise and leadership during his term as Chairman of the corporation.”

Activities in the quarter

•	The appointment of Doug Suttles as President & CEO was announced on June 11.

•	On June 13, Encana completed a transaction which added 67,000 net acres to its land position in the San Juan Basin.

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The divestiture of Encana’s Jean Marie natural gas assets in northeastern British Columbia closed on June 27. This transaction unlocks value from a mature asset as the company continues to optimize its portfolio and diversify its production profile.

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As part of Encana’s ongoing portfolio management process, a divestiture process is now underway for assets in Osage County, Oklahoma. These assets represent the remainder of Encana’s land position in the Mississippian Lime; in the first quarter, Encana divested its Kansas land holdings in the play.

•	The Deep Panuke project is in the final steps to achieving first gas. Final commissioning is taking place offshore. Gas will be introduced from the wells to the platform following final commissioning.

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Encana extended the maturities of its revolving bank credit facilities to June of 2018. In an effort to reduce costs and in light of the company’s reduced capital expenditure programs over the last two years, Encana reduced the amount available under the Canadian facility from C$4.0 billion to C$3.5 billion. The amount available under the U.S. revolving credit facility remains unchanged at $1.0 billion.

•	Encana released its 2012 Corporate Responsibility Report detailing the company’s environmental, social and governance performance for the past calendar year.

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Encana announced a donation of $500,000 to assist with relief efforts in Calgary and throughout southern Alberta as a result of flooding that occurred in late June. Of the donation, $250,000 is allocated to the Red Cross to assist in immediate flood relief work in affected communities while the remaining $250,000 will be allocated to a number of Encana’s community partners.

Encana added to its risk management program in the quarter

At June 30, 2013, Encana has hedged approximately 2,255 MMcf/d of expected July to December 2013 natural gas production using NYMEX fixed price contracts at an average price of $4.37 per Mcf, approximately 1,538 MMcf/d of expected 2014 production at an average price of $4.19 per Mcf and approximately 825 MMcf/d of expected 2015 production at an average price of $4.37 per Mcf. In addition, Encana has hedged 15,000 bbls/d of expected July to December 2013 oil production at a WTI equivalent price of $98.08 per barrel and approximately 5,800 bbls/d of expected 2014 oil production at a WTI equivalent price of $93.80 per barrel.

Encana actively hedges its basis exposure using a combination of physical transportation and financial basis hedges. Encana has approximately 50 percent of its 2013 AECO basis exposure hedged, a position that partially protects the company from the recent widening of the AECO basis differential.

Dividend declared

On July 23, 2013, the Board declared a dividend of $0.20 per share payable on September 30, 2013, to common shareholders of record as of September 13, 2013.

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Second Quarter Highlights

Financial Summary

(for the period ended June 30) ($ millions, except per share amounts)	Q2 2013	Q2 2012
Cash flow[1]	665	794
Per share diluted	0.90	1.08
Operating earnings[1]	247	198
Per share diluted	0.34	0.27
Earnings Reconciliation Summary
Net earnings (loss)	730	(1,482)
After tax (addition) deduction:
Unrealized hedging gain (loss)	332	(547)
Impairments	—	(1,695)
Non-operating foreign exchange gain (loss)	(162)	(90)
Income tax adjustments	313	652
Operating earnings[1]	247	198
Per share diluted	0.34	0.27

1	Cash flow and operating earnings are non-GAAP measures as defined in Note 1 on page 4.

Production Summary

(for the period ended June 30) (After royalties)	Q2 2013	Q2 2012	% Δ
Natural gas (MMcf/d)	2,766	2,802	-1
Liquids (Mbbls/d)	47.6	28.2	+69

Second Quarter Natural Gas and Liquids Prices

	Q2 2013	Q2 2012
Natural gas
NYMEX ($/MMBtu)	4.09	2.22
Encana realized gas price[1] ($/Mcf)	4.17	4.79
Oil and NGLs ($/bbl)
WTI	94.17	93.35
Encana realized liquids price[1]	68.25	80.32

1	Realized prices include the impact of financial hedging.

Encana will host a conference call today Wednesday, July 24, 2013 starting at 11:00 a.m. MT (1:00 p.m. ET). To participate, please dial (888) 231-8191 (toll-free in North America) or (647) 427-7450 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 4:00 p.m. ET on July 24, 2013 until midnight July 31, 2013 by dialing (855) 859-2056 or (416) 849-0833 and entering passcode 79738157. A live audio webcast of the conference call will also be available at www.encana.com, in the Invest in Us section under Presentations & Events. The webcast will be archived for approximately 90 days.

Media are invited to participate in the call in a listen only mode.

The unaudited interim Condensed Consolidated Financial Statements for the period ended June 30, 2013 are available at www.encana.com and will be filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Encana Corporation

Encana is a leading North American energy producer that is focused on growing its strong portfolio of diverse resource plays producing natural gas, oil and natural gas liquids. By partnering with employees, community organizations and other

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businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Important Information

Encana reports in U.S. dollars unless otherwise noted. Production, sales and reserves estimates are reported on an after-royalties basis, unless otherwise noted. Per share amounts for cash flow and earnings are on a diluted basis. The term liquids is used to represent oil, NGLs and condensate. The term liquids-rich is used to represent natural gas streams with associated liquids volumes. Unless otherwise specified or the context otherwise requires, reference to Encana or to the company includes reference to subsidiaries of and partnership interests held by Encana Corporation and its subsidiaries.

NOTE 1: Non-GAAP measures

This news release contains references to non-GAAP measures as follows:

•	Cash flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets.

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Operating earnings is a non-GAAP measure defined as net earnings excluding non-recurring or non-cash items that management believes reduces the comparability of the company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, foreign exchange gains/losses, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective tax rate.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Encana’s liquidity and its ability to generate funds to finance its operations.

ADVISORY REGARDING OIL AND GAS INFORMATION – Encana uses the term resource play. Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate.

In this news release, certain oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: anticipated capital investment; expected adherence to the company’s 2013 capital spending plan; expected amounts of cash, cash equivalents and cash flow by year end; achieving 2013 Corporate Guidance; anticipated cost savings and improved operating efficiencies; anticipated natural gas prices over the next few years; anticipated timing for the development and implementation of the company’s strategy; anticipated sustainable growth in shareholder value; anticipated divestitures and the proceeds therefrom, including with respect to assets in Oklahoma; and anticipated first gas from Deep Panuke and the timing thereof.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on the company’s operations and financial condition and the value and amount of its reserves; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; risk that the company may not conclude divestitures of certain assets

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or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the company’s ability to acquire or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of the company not operating all of its properties and assets; counterparty risk; risk of downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; risk arising from price basis differential; risk arising from inability to enter into attractive hedges to protect the company’s capital program; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.

Assumptions with respect to forward-looking information regarding expanding Encana’s oil and NGLs production and extraction volumes are based on existing expansion of natural gas processing facilities in areas where Encana operates and the continued expansion and development of oil and NGL production from existing properties within its asset portfolio.

Forward-looking information respecting anticipated 2013 cash flow for Encana is based upon, among other things, achieving average production for 2013 of between 2.8 Bcf/d and 3.0 Bcf/d of natural gas and 50,000 bbls/d to 60,000 bbls/d of liquids, commodity prices for natural gas and liquids based on NYMEX $3.75 per Mcf and WTI of $95 per bbl, an estimated U.S./Canadian dollar foreign exchange rate of $1.00 and a weighted average number of outstanding shares for Encana of approximately 736 million.

Furthermore, the forward-looking statements contained in this news release are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Follow Encana on Twitter @encana for updates during the company’s second-quarter 2013 conference call.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact:	Media contact:
Lorna Klose	Jay Averill
Manager, Investor Relations (403) 645-6977	Team Lead, Media Relations (403) 645-4747

Patti Posadowski
Advisor, Investor Relations
(403) 645-2252

SOURCE: Encana Corporation

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